UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41408

BYND CANNASOFT ENTERPRISES INC.

(Translation of registrant’s name into English)

7000 Akko Road

Kiryat Motzkin

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

CONTENTS

Attached hereto and incorporated herein is the Registrant’s: (i) Underwriting Agreement, dated July 17, 2023, between the Registrant and Aegis Capital Corp.; (ii) press release issued on July 17, 2023, titled “BYND Cannasoft Announces Pricing of US$2.6 Million Underwritten Public Offering”; and (ii) press release issued on July 19, 2023, titled “BYND Cannasoft Closes US$2.6 Million Underwritten Public Offering”.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Underwriting Agreement
99.1	Press Release dated July 17, 2023
99.2	Press Release dated July 19, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 19, 2023

BYND CANNASOFT ENTERPRISES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer

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